February 17, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Max Sound Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 File No. 000-51886 Filed March 31, 2011

Dear Ms. Sweeney:

We represent Max Sound Corporation (“Max Sound” or, the “Company,” “we,” “us,” or “our”).  By letter dated February 14, 2012, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “Annual Report”) filed on March 31, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.	As previously requested, in responding to our comments please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Please see attached Exhibit A to this correspondence letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 13

2.
As your Max Sound technology rights intangible asset is the most significant asset on your balance sheet, in future filings please include a comprehensive discussion of the significant policies and estimates related to this intangible asset. Please confirm that your future disclosure, beginning with your December 31, 2011 form 10-K, will address the following:

•
  if your most recent impairment testing results in no impairment being recognized, quantify the percentage by which fair value exceeded carrying value if fair value was not substantially in excess of carrying value;

•	description of the impairment methodology and key assumptions used and how the key assumptions were determined;

•  discussion of the degree of uncertainty associated with the key assumptions;
•  description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions;
•  how you consider specific impairment indicators, such as your to-date lack of meaningful revenues or cash flows generated by the asset;
•  your evaluation of factors considered in determining the intangible assets estimated useful life; and
•  description of potential events and/or circumstances that could reasonably be expected to indicate that the intangible asset no longer has an indefinite useful life.

Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350.

Response: We confirm that in future disclosures, beginning with the December 31, 2011, form 10-K, we will address and comment on the following items:

•  if the impairment testing results in no impairment being recognized, we will quantify the percentage by which fair value exceeded carrying value if fair value was not substantially in excess of carrying value:
•  a description of the impairment methodology and key assumptions used and how the key assumptions were determined;
•  a discussion of the degree of uncertainty associated with the key assumptions;
•  a description of potential events and/or changes in circumstances that could reasonably be expected  to negatively affect the key assumptions;
•  how the company considers specific impairment indicators, such as your to-date lack of meaningful revenues or cash flows generated by the asset;
•  the Company's evaluation of factors considered in determining the intangible assets estimated useful life; and
•  a description of the potential events and/or circumstances that could reasonably be expected to indicate that the intangible asset no longer has an indefinite life.

In addition, we will do a thorough review of Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350, and confirm that our responses take into the consideration the guidance provided by these documents.

Very truly yours,

ANSLOW & JACLIN, LLP

EXHIBIT A

MAX SOUND CORPORATION
10685-B Hazelhurst Drive #6572
Houston, Texas 77043
 (210) 401-7667

February 17, 2012

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Max Sound Corporation
File No. 000-51886

Dear Sir/Madam:

With respect to the Annual Report on Form 10K, File No. 000-51886, filed on March 31, 2011, the Company acknowledges that:

☐	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

☐	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MAX SOUND CORPORATION

By:    /s/ John Blaisure
               John Blaisure
               Chief Executive Officer